Exhibit 99.2

PROPLUS COMPANY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Sole Director and Shareholders of

Proplus Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Proplus Company Limited and its subsidiaries (collectively the “Company”) as of September 30, 2025 and 2024, and the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended September 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company had a working capital deficit, incurred a net loss, had an accumulated deficit and insufficient working capital to settle the capital commitment, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

December 15, 2025

We have served as the Company’s auditor since November 19, 2025

PROPLUS COMPANY LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2025 AND 2024

(Stated in US Dollars)

	2025	2024
ASSETS
Current assets
Cash	$145,532	$—
Prepayment	1,142	—
Total current assets	146,674	—

Non-current asset
Prepayment for intangible asset	802,817	—
Total non-current asset	802,817	—
TOTAL ASSETS	$949,491	$—

LIABILITIES AND SHAREHOLERS’ EQUITY
Current Liabilities
Other payables and accrued liabilities	$119,882	$2,692
Amounts due to related parties	6,654	—
Contract liabilities	1,741,094	—
Total current liabilities	1,867,630	2,692
TOTAL LIABILITIES	1,867,630	2,692

Commitment and contingencies

Shareholders’ Equity
Ordinary shares, par value $1 per share, 50,000 shares authorized;1 issued and outstanding as of September 30, 2025 and 2024, respectively*	1	1
Subscription receivables	—	(1)
Accumulated deficit	(918,140)	(2,692)
Total shareholders’ deficit	(918,139)	(2,692)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	949,491	—

*	Share is presented retrospectively to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

PROPLUS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

(Stated in US Dollars)

	2025	2024
Revenue	$167,410	$—
Cost of revenue	(2,072)	—
Gross profit	165,338	—

General and administrative expenses	(1,079,078)	(2,692)
Total operating expenses	(1,079,078)	(2,692)

Operating loss	(913,740)	(2,692)

Other income
Bank interest income	23	—
Total other income	23	—

Loss before tax	(913,717)	(2,692)
Provision for income tax	—	—
Net loss	$(913,717)	$(2,692)

Loss per share – Basic and diluted	$(913,717)	$(2,692)
Basic and diluted weighted average shares outstanding*	1	1

*	Share is presented retrospectively to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

PROPLUS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

(Stated in US Dollars)

	Ordinary Share			Additional
	Number Of Shares*	Amount*	Subscription receivables	Paid-in Capital	Accumulated Deficit	Total
Balance, October 1, 2024	1	$1	$(1)	$—	$(2,692)	$(2,692)
Retrospective application of the reorganization	—	—	—	—	(1,731)	(1,731)
Settlement of subscription receivables	—	—	1	—	—	1
Net loss	—	—	—	—	(913,717)	(913,717)
Balance, September 30, 2025	1	$1	$—	$—	$(918,140)	$(918,139)

	Ordinary Share			Additional
	Number Of Shares*	Amount*	Subscription receivables	Paid-in Capital	Accumulated Deficit	Total
Balance, October 1, 2023	1	$1	$(1)	$—	$—	$—
Net loss	—	—	—	—	(2,692)	(2,692)
Balance, September 30, 2024	1	$1	$(1)	$—	$(2,692)	$(2,692)

*	Share is presented retrospectively to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these consolidated financial statements.

PROPLUS COMPANY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

(Stated in US Dollars)

	2025	2024
Cash flows from operating activities:
Net loss	$(913,717)	$(2,692)
Changes in operating assets and liabilities:
Prepayment	(1,142)	—
Amounts due to related parties	6,654	—
Other payables and accrued liabilities	115,459	2,692
Contract liabilities	1,741,094	—
Net cash provided by operating activities	948,348	—

Cash flows from investing activities:
Purchase of software for internal use	(802,817)	—
Net cash used in an investing activity	(802,817)	—

Cash flows from financing activities:
Settlement of subscription of receivables	1	—
Net cash provided by a financing activity	1	—

Net increase in cash	145,532	—
Cash at beginning of the year	—	—
Cash at end of the year	$145,532	$—

The accompanying notes are an integral part of these consolidated financial statements.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Proplus Company Limited (“Proplus”) and its subsidiaries (collectively the “Company”) are engaged in supplying course materials to an educational institution in the People’s Republic of China (the “PRC”).

Proplus was incorporated in the British Virgin Islands (“BVI”) on August 30, 2021 as an investment holding company. Proplus conducts its primary operations through its indirectly owned subsidiary Shenzhen Zhenjing Investment Consulting Co., Ltd. (“Zhenjing”) which is incorporated on May 7, 2025 and domiciled in the PRC.

Proplus owns 99.999% of Harvest Group Limited (“Harvest”), an investment holding company that was incorporated in Hong Kong, the PRC on September 13, 2024. The primary purpose of Harvest is to hold Zhenjing.

The following is an organization chart of Proplus and its subsidiary as of September 30, 2025:

As of September 30, 2025, the subsidiaries of Proplus are detailed in the table as follows:

Name of company	Place of incorporation	Attributable equity interest (%)	Issued capital
Harvest	Hong Kong	99.999	HK$100,000
Zhenjing	The PRC	99.999	RMB1,000,000

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Reorganization

The reorganization of the legal structure of the Company was completed on September 26, 2025, through a series of planned transactions, resulting in Proplus becoming a direct subsidiary of United One Global Limited (“United One”) and the holding company of the subsidiaries described below.

The controlling shareholder, Mr. Tam Siu Man (“Mr. Tam”) acquired 1 ordinary share representing 100% equity interest in Harvest from an independent third party on December 16, 2024 at a consideration of HK$1. On May 7, 2025, Harvest incorporated Zhenjing, which commenced supplying course materials to the educational institution in the PRC. On September 26, 2025, Mr. Tam acquired 100% equity interest in United One at a consideration of HK$1, followed by United One acquiring 100% equity interest in Proplus at a consideration of HK$1. On the same date, Harvest allotted 99,999 ordinary shares at HK$1 per share to Proplus, for a total consideration of HK$99,999 (equivalent to $12,820). As a result, Harvest and its wholly owned subsidiary, Zhenjing, became subsidiaries of Proplus.

These transactions are collectively referred to as the “Reorganization”.

Before and after the Reorganization on September 26, 2025, Proplus, Harvest and Zhenjing were ultimately controlled by the same controlling shareholder, Mr. Tam, who collectively held 100% of the voting rights in these entities. Accordingly, the Reorganization is accounted for as a common control transaction in accordance with ASC 805-50, as the same individual retained control both before and after the series of transactions.

Harvest is considered the accounting receiving entity in this Reorganization in terms of the relative size, fair value and ongoing management structure of the entities and the order in which the entities were acquired. Any difference in the amount paid by the receiving entity versus the assets and liabilities transferred at the historical cost of the ultimate parent to the receiving entity is recorded as an adjustment to equity. Business combinations between entities under common control that result in a change in reporting entity are accounted for retrospectively for all periods presented as if the combination had been in effect since the inception of common control.

The consolidation of the Company has been accounted for at historical cost and prepared on the basis that the aforementioned transactions had been effective from the date on which the entities became under common control for both in the period of transfer and prior period of transfer. The results of operations for the periods presented comprise those of the previously separate entities combined from the date on which the entities became under common control, eliminating the effects of intra-entity transactions.

Principles of consolidation and basis of preparation

The accompanying consolidated financial statements include the accounts of Proplus and its subsidiary. Management has eliminated all significant inter-company balances and transactions in preparing the accompanying consolidated financial statements.

Management has prepared the accompanying consolidated financial statements and these notes in accordance to generally accepted accounting principles in the United States (“US GAAP”). The Company maintains its general ledger and journals with the accrual method accounting.

Going concern

The Company’s accounts have been prepared assuming that the company will continue as a going concern basis. The going concern basis assumes that assets are realized and liabilities are extinguished in the ordinary course of business at amounts disclosed in the financial statements. The Company’s ability to continue as a going concern depends upon aligning its sources of funding (debt and equity) with the expenditure requirements of the Company and repayment of the short-term debt facilities as and when they fall due.

During the year ended September 30, 2025, the Company incurred net loss of $913,717 and as of September 30, 2025, the Company had a working capital deficit of $1,720,956, and capital commitments of $98,592 for purchase of internal use software to be settled within one year while there were cash and cash equivalents of $145,532 only. In view of these circumstances, the management of the Company has considered the future liquidity and performance of the Company and its available sources of finance in assessing whether the Company will have sufficient financial resources to continue as a going concern.

To sustain its ability to support the Company’s operating activities, the sole director of the Company is of the opinion that the Company will have sufficient working capital to meet its financial liabilities as and when they fall due given that the controlling shareholder has agreed to provide adequate funds for the Company to meet its liabilities as they fall due.

Accordingly, the financial statements have been prepared on a basis that assumes the Company will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of the consolidated financial statements in conformity with the US GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available when the calculations are made; however, actual results could differ materially from those estimates.

Foreign currency

The accompanying consolidated financial statements are presented in (“US$” or “$”). The functional currencies of the Company and all the other subsidiaries is $, Chinese Renminbi (“RMB”) or Hong Kong Dollar (“HK$”).

The consolidated financial statements of the Company are translated from the functional currencies into $. Assets and liabilities denominated in RMB or HK$ are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the years. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive income as a component of shareholders’ equity. The year-end and year-average exchange rates are as follows:

	September 30, 2025		September 30, 2024
	Year-end	Year-average	Year-end	Year-average
$: HK$	$7.8000	7.8000	7.8000	7.8000
$: RMB	$7.1000	7.1000	7.1000	7.1000

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the consolidated statements of operations.

Cash

Cash consists primarily of cash in accounts held at financial institutions.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Financial instruments

The Company’s financial instruments, including cash, other payables and accrued liabilities and amounts due to related parties, have carrying amounts that approximate their fair values due to their short maturities. ASC Topic 820, Fair Value Measurement requires disclosing the fair value of financial instruments held by the Company. ASC Topic 825, Financial Instruments defines fair value and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for cash, other payables and accrued liabilities and amounts due to related parties, each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period between the origination of such instruments and their expected realization. The three levels of valuation hierarchy are defined as follows:

Level 1: inputs to the valuation methodology used quoted prices for identical assets or liabilities in active markets.

Level 2: inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets and information that are observable for the asset or liability, either directly or indirectly, for substantially the financial instrument’s full term.

Level 3:inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Prepayments for software development costs

Prepayments for software development costs primarily relate to internal-use software. Such costs are capitalized in the application development stage in accordance with ASC 350-40, Internal-use Software, when the preliminary project stage is completed, the management of the Company implicitly or explicitly authorizes and commits to funding the project and it is probable that the project will be completed, and the software will be used to perform the function intended.

The Company accounts for the cost of software developed for internal use by capitalizing qualifying costs, which are substantially incurred during the application development stage. Costs incurred in the preliminary and post-implementation stages of our products are expensed as incurred.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting for impairment of long-lived assets

The Company annually reviews its long-lived assets for impairment or whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Impairment may become obsolete from a difference in the industry, introduction of new technologies, or if the Company has inadequate working capital to utilize the long-lived assets to generate adequate profits. Impairment is present if the carrying amount of an asset is less than its expected future undiscounted cash flows.

If an asset is considered impaired, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the asset. Assets to be disposed of are reported lower the carrying amount or fair value fewer costs to selling. No impairment of long-lived assets was recognized for the years ended September 30, 2025 and 2024.

Adoption of new accounting standard

In November 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting (“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on October 1, 2024, which was applied retrospectively to all prior periods presented. See Note 10 for further information.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition

Revenue from contracts with customers

The Company follows the rules and guidance set out under ASC 606, when recognizing revenue from contracts with customers. The core principle of ASC 606 requires an entity to recognize revenues to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In accordance with ASC 606, revenues are recognized when the Company satisfies the performance obligations by delivering the promised services to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. The following five steps are applied to achieve that core principle:

Step 1: Identify the contract with the customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when the company satisfies a performance obligation

The Company identifies each distinct service as a performance obligation. The recognition and measurement of revenues is based on the assessment of individual contract terms. The Company applies a practical expedient to expense costs as incurred for those suffered in order to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets. The Company has elected to apply the practical expedient in paragraph ASC 606-10-50-14 and does not disclose information about remaining performance obligations that have original expected durations of one year or less.

The Company enters into service agreements with its customers that outline the rights, responsibilities, and obligations of each party. The agreements also identify the scope of services, service fees, and payment terms. Agreements are acknowledged and signed by both parties. All the contracts have commercial substance, and it is probable that the Company will collect considerations from its customers for service component.

The Company derives its revenue from supplying course materials to the educational institution. Under each course arrangement, the customer specifies the type and requirements of the materials, and the Company charges a fixed price for each set of materials delivered. The Company does not participate in the delivery or administration of the course itself, and its responsibility is limited solely to preparing and providing the requested instructional materials.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Each set of course materials represents a separate performance obligation under ASC 606, Revenue from Contracts with Customers, because each set of materials provides stand-alone value to the customer and does not require integration with other materials to deliver its intended benefit. The materials are independently consumable and therefore are separately identifiable within the context of the contract. The customer obtains control of the materials upon delivery, at which point the Company has satisfied its performance obligation.

The Company is the principal in these contracts because (i) it has primary responsibility for satisfying the performance obligations that supplying course materials to the educational institution; (ii) the contract price is negotiated directly with the customer, i.e. the educational institution, by the Company.

The transaction price is determined based on the contracted fixed price per material set. Revenue is recognized at a point in time upon delivery of each set of materials to the educational institution, which is when control transfers and the customer has the right to use and benefit from the materials.

Payments for courses are typically received in advance.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The typical length of course can range from 0 to 1 year, depending on the course structure. The Company assesses that there is no significant financing component in these contracts.

As of September 30, 2025 and 2024, the Company had transaction price allocated to the remaining unsatisfied performance obligations under the course arrangement regarding the course materials not yet delivered amounting to $507,254 and nil, respectively. The amounts were expected to be recognized within 1 year.

Contract liabilities are recognized when the Company receives prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $1,741,094 and nil at September 30, 2025 and 2024, respectively. No revenue was recognized during the years ended September 30, 2025 and 2024 that was included in contract liabilities as of October 1, 2024 and 2023, respectively. All the revenue for the year ended September 30, 2025 originated in the PRC.

Cost of revenue

Cost of revenue consists primarily of training material costs and direct staff costs.

General and administrative expenses

General and administrative expenses include management and office salaries and employee benefits, internal use software preliminary project stage related costs, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Retirement benefits

As stipulated by the regulations of the PRC, full-time employees of the Company in the PRC participate in a government-mandated multiemployer defined contribution plan organized by municipal and provincial governments. Under the plan, certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. During the years ended September 30, 2025 and 2024, the total amount charged to the consolidated statements of operations in respect of the Company’s costs incurred in the plan was $462 and nil, respectively.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income tax

The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events recognized in the consolidated financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the consolidated financial statements and income tax bases of assets and liabilities using enacted tax rates expected to apply when the differences settle or become realized. Valuation allowances are provided when it is more likely than not that a deferred tax asset is not realizable or recoverable in the future.

The Company determines that the tax position is more likely than not to be sustained and records the largest amount of benefit that is more likely than not to be realized when the tax position is settled. The Company recognizes interest and penalties, if any, related to uncertain tax positions in income tax expense.

Value added tax (“VAT”)

The Company’s PRC entity is subject to VAT at rates ranged from 0% to 13%, on proceeds received from customers, and are entitled to a deduction for VAT already paid or borne on the goods purchased and utilized in the production of goods that have generated the gross sales proceeds and service delivered. The VAT balance is recorded either in other current liabilities or other current receivables on the consolidated balance sheets.

Loss per share

The Company computes loss per share following ASC 260, Earnings per share. Basic loss per share is measured as the loss available to ordinary shareholders divided by the weighted average ordinary shares outstanding for the period. Diluted earnings per share presents the dilutive effect on a per-share basis from the potential conversion of convertible securities or the exercise of options and or warrants; the dilutive impacts of potentially convertible securities are calculated using the as-if method; the potentially dilutive effect of options or warranties are computed using the treasury stock method. Potentially anti-dilutive securities (i.e., those that increase income per share or decrease loss per share) are excluded from diluted income per share calculation. There were no potentially dilutive securities that were in-the-money that were outstanding during the years ended September 30, 2025 and 2024.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The majority of these claims and proceedings related to or arise from commercial disputes. The Company first determines whether a loss from a claim is probable, and if it is reasonable to estimate the potential loss. The Company accrues costs associated with these matters when they become probable, and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Also, the Company discloses a range of possible losses, if a loss from a claim is probable but the amount of loss cannot be reasonably estimated, which is in line with the applicable requirements of ASC 450, Contingencies.

Capital commitments

The Company’s capital commitments primarily relate to capital expenditure contracted for purchase of internal use software. Total capital commitments contracted but not provided for amounted to $98,592 and nil as of September 30, 2025 and 2024, respectively. The capital expenditures contracted for are analyzed as follows:

	2025	2024
Less than 12 months	$98,592	$—
Total	$98,592	$—

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the CODM has been identified as the Company’s sole director. The CODM has determined that the Company operates as a single operating segment and uses consolidated net income as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024; and early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year ending September 30, 2026. The Company is currently evaluating the effect the updated guidance will have on its disclosure.

In November 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on the consolidated financial statements and related disclosures.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The ASU provides a practical expedient to assume that conditions as of the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. This guidance is effective for annual reporting periods beginning after December 15, 2025, and for interim periods within those annual reporting periods, with early adoption permitted. The amendments in ASU 2025-05 should be applied prospectively. The Company is currently evaluating the impact of adopting the standard on the consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive income and statements of cash flows.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 3 – CONCENTRATION OF RISK

Customer concentrations

For the year ended September 30, 2025, revenues from the sole customer of the Company accounted for 100% of the Company’s total revenue. As of September 30, 2025, the sole customer of the Company accounted for 100% of the Company’s total contract liabilities. The customer is not a related party of the Company.

NOTE 4 — PREPAYMENTS

Prepayments consist of the following:

	September 30,
	2025	2024
Prepaid expense	$1,142	$—
Prepayment for internal use software costs	802,817	—
Total	803,959	—
Portion classified as non-current asset	(802,817)	—
Current portion	$1,142	$—

The prepayment for internal-use software costs of $802,817 were the cost incurred in application development stage. The cost will be capitalized as internal-use software when the preliminary project stage is completed, the management of the Company implicitly and explicitly authorizes and commits to funding the project and it is probable that the project will be completed, and the software will be used to perform the intended function.

NOTE 5 – OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following:

	September 30,
	2025	2024
Accrued staff salaries	$704	$—
VAT payable	9,239	—
Other payables	109,939	2,692
Total	$119,882	$2,692

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 6 – SHAREHOLDERS’ EQUITY

As discussed in Note 1 to these consolidated financial statements, the Reorganization of the Company’s legal structure resulted in a change in the reporting entity. In accordance with ASC 805-50, the share data has been retrospectively presented for all periods presented to reflect the current capital structure of the Company.

As of September 30, 2025 and 2024, the Company was authorized to issue 50,000 ordinary shares, $1 par value per share.

NOTE 7 – PROVISION FOR INCOME TAX

BVI

Proplus are not subject to tax on income or capital gains under current BVI law. In addition, upon payments of dividends by these entities to their shareholders, no BVI withholding tax will be imposed.

Hong Kong

Under the two-tiered profits tax rates regime, the first HK$2 million of the estimated assessable profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The assessable profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

No provision for Hong Kong profits tax had been made as it had no assessable profits for the years ended September 30, 2025 and 2024.

The PRC

Under the PRC Enterprise Income Tax Law, the statutory enterprise income tax rate for domestic enterprises and foreign invested enterprises is 25%.

No provision for PRC Enterprise Income Tax had been made as it had no assessable profits for the years ended September 30, 2025 and 2024.

For the years ended September 30, 2025 and 2024, the Company generated substantially all of its taxable loss in the PRC. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 7 – PROVISION FOR INCOME TAX (cont.)

The following table reconciles statutory rate to effective tax rate:

	September 30,
	2025	2024
The PRC statutory income tax rate	25.00%	25.00%
- Non-deductible expenses	(0.08)%	(25.00)%
- Tax loss not recognized	(24.92)%	—%
Effective tax rate	0.00%	—%

Significant components of the Company’s net deferred tax asset is as follows:

	As of September 30,
	2025	2024
Deferred tax asset
Operating loss carryforwards	$227,692	$—
Total deferred tax asset	227,692	—
Valuation allowance	(227,692)	—
Deferred tax asset, net of allowance	$—	$—

All net operating loss carryforwards are in the PRC and for no longer than 5 years starting from the year subsequent to the year in which the loss was incurred.

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Management considered all available evidence under existing tax law and anticipated expiration of tax statutes and determined that a valuation allowance of $227,692 and nil was required as of September 30, 2025 and 2024 for the deferred tax asset due to the unpredictability of future profit streams.

Uncertain tax positions are evaluated based upon the facts and circumstances that exist at each reporting period. Subsequent changes in judgment based upon new information may lead to changes in recognition, derecognition, and measurement. Adjustment may result, for example, upon resolution of an issue with the taxing authorities or expiration of a statute of limitations barring an assessment for an issue. As of September 30, 2025 and 2024, the Company has no uncertain tax positions.

The Company files income tax returns in the PRC. The Company’s tax returns from inception through September 30, 2025 remain open and subject to examination. The Company is not currently under examination by any taxing authorities.

The Company’s policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company has not recognized interest or penalties in its consolidated statements of operations since inception.

NOTE 8 — RISKS

A. Credit risk

Bank balances

The Company is exposed to concentration of credit risk on liquid funds. The Company maintains the bank accounts in Hong Kong and the PRC. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Government of Hong Kong for a maximum amount of $102,564 (HK$800,000). Cash balances in bank accounts in PRC are insured by the People’s Bank of China Financial Stability Department where there is a $70,422 (RMB500,000) deposit insurance limit for a legal entity’s aggregated balance at each bank. Cash balances in bank accounts in Hong Kong and PRC are not otherwise insured by the Federal Deposit Insurance Corporation or other programs.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 8 — RISKS (cont.)

B. Interest rate risk

Cash flow interest rate risk

The Company is exposed to cash flow interest rate risk through the changes in interest rates related mainly to the Company’s variable-rates bank balances.

The Company currently does not have any interest rate hedging policy in relation to fair value interest rate risk and cash flow interest rate risk. The sole director monitors the Company’s exposures on an ongoing basis and will consider hedging the interest rate should the need arises.

Sensitivity analysis

The Company’s exposure to the risk of changes in cash flow interest rate relates primarily to the Company’s bank balances with floating interest rates.

The sensitivity analysis below has been determined assuming that a change in interest rates had occurred at the end of the reporting period and had been applied to the exposure to interest rates for financial instruments in existence at that date. 1% increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rate on bank balances had been 1% higher or lower with all other variables held constant, the Company’s post tax loss for the years ended September 30, 2025 and 2024 would have decreased or increased by approximately $1,455 and nil, respectively.

C. Foreign currency risk

Foreign currency risk is the risk that the holding of foreign currency assets will affect the Company’s financial position as a result of a change in foreign currency exchange rates.

The Company’s monetary assets and liabilities are mainly denominated in RMB, which is the functional currency of the operating subsidiary. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.. The Company currently does not resort to any foreign currency hedging facilities to eliminate the currency exposures. However, the sole director closely monitors the related foreign currency exposure and will consider foreign currency hedging to mitigate foreign currency risk should the need arise.

D. Economic and political risks

The Company’s operations are mainly conducted in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by changes in the political, economic, and legal environments in the PRC.

The Company’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

E. Inflation risks

Management monitors changes in prices levels. Historically inflation has not materially impacted the Company’s consolidated financial statements; however, significant increases in the price of labor that cannot be passed to the Company’s customers could adversely impact the Company’s results of operations.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 9 – RELATED PARTY TRANSACTIONS

A. Name and relationship of related parties

Name of related parties	Relationship with the Company
Mr. Tam Siu Man	The controlling shareholder of the Company and sole director of Proplus and Harvest.
Mr. Xu JiaHao	The sole director of Zhenjing

B. Summary of balances with related parties

	September 30,
Amounts due to related parties:	2025	2024
Mr. Tam Siu Man	$5,950	$—
Mr. Xu JiaHao	704	—
Total	$6,654	$—

Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

C. Summary of related party transaction

A summary of transaction with a related party for the years ended September 30, 2025 and 2024 is listed below:

	September 30,
Employee benefit expense paid to the sole director:	2025	2024
Mr. Xu JiaHao	$775	$—
Total	$775	$—

The amounts for the year ended September 30, 2025 represented the sole director’s remuneration based on a mutually agreed contract term.

PROPLUS COMPANY LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2025 AND 2024

NOTE 10 – SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the sole director, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s sole director does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which is the supplying course materials. The CODM assesses performance and decides how to allocate resources based on consolidated net income as reported on the consolidated statements of operations and comprehensive income. Significant segment expenses and other segment items are consistent with the financial information included in the consolidated statements of operations and comprehensive income. There is no other expense categories regularly provided to the CODM that are not already included in the consolidated statements of operations and comprehensive income. The measure of segment assets is reported on the consolidated balance sheets as total consolidated assets. Substantially all of the Company’s long-lived assets were derived in and located in the PRC.

NOTE 11 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before these consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the consolidated balance sheets, including the estimates inherent in the process of preparing the consolidated financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to September 30, 2025 to the date of December 15, 2025, these consolidated financial statements were issued, except for the following non-recognized event, and has determined that it does not have any material events to disclose.

On October 1, 2025, Grande Group Limited (the “Purchaser”) entered into a sale and purchase agreement with United One (the “Vendor”), pursuant to which the Vendor agreed to sell, and the Purchaser agreed to purchase 100% of the equity interest in Proplus (the “Acquisition”). The Acquisition was completed on the same date. The Purchaser is a company listed on the NASDAQ Stock Market and is principally engaged in the provision of corporate finance advisory services.